FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: August 14, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

1	Consolidated Financial Statements for the Period Ended June 30, 2008

2	Management’s Discussion and Analysis for the Second Quarter of 2008

3	Certification of Chief Executive Officer (Form 52-109F2)

4	Certification of Chief Financial Officer (Form 52-109F2)

EXHIBIT 1

Consolidated Financial Statements

June 30, 2008

(Expressed in U.S. dollars)

(Unaudited)

Banro Corporation

Consolidated Financial Statements

June 30, 2008

(Expressed in U.S. dollars)

(Unaudited)

Contents

Consolidated Financial Statements

Balance Sheets	3

Statements of Operations and Other Comprehensive Income (Loss)	4

Statements of Changes in Shareholders’ Equity	5

Statements of Cash Flows	6

Summary of Significant Accounting Policies	7-11

Notes to Financial Statements	12-21

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)

	June 30, 2008 (unaudited)	December 31, 2007 (audited)

Assets

Current
Cash	$ 2,752,612	$ 2,167,013
Short term investments (Note 2)	9,789,826	29,762,591
Accounts receivable and prepaid expenses	663,771	414,572

	13,206,209	32,344,176

Investment (Note 3)	5,867,549	3,507,960
Property, plant and equipment (Note 4)	991,690	916,880
Deferred exploration expenditures (Note 5)	85,945,265	64,087,344

	$ 106,010,713	$ 100,856,360

Liabilities and Shareholders’ Equity

Current
Accounts payable	$ 5,659,938	$ 3,597,956

Commitments and guarantees (Note 8 and 11)

Shareholders’ equity
Share capital	140,302,546	136,593,491
Contributed surplus	13,837,810	14,000,674
Accumulated other comprehensive income	-	503,570
Deficit	(53,789,581)	(53,839,331)

	100,350,775	97,258,404

	$ 106,010,713	$ 100,856,360

The accompanying summary of significant accounting policies and notes are an integral part of these financial statement

Banro Corporation

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

(Expressed in U.S. dollars)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007

Expenses
Professional fees	$ 216,415	$ 117,192	$ 349,257	$ 323,502
Consulting fees	-	15,329	687	40,163
Office and sundry	233,270	239,933	493,698	494,243
Salary	426,279	349,586	885,802	658,099
Employee stock based compensation	395,005	1,166,602	755,781	2,918,841
Travel	132,438	127,710	347,994	303,167
Shareholder relations and promotion	199,268	139,852	346,582	271,259
Directors fees	30,000	22,500	55,000	45,000
Interest and bank charges	6,928	5,137	13,130	8,837
Amortization	9,113	5,751	18,410	10,857
Foreign exchange (gain) loss	(121,543)	(1,716,754)	259,572	(1,914,681)
	(1,527,173)	(472,838)	(3,525,913)	(3,159,287)
Interest income	113,537	536,818	368,209	1,102,328

Net income (loss) from operations	(1,413,636)	63,980	(3,157,704)	(2,056,959)

Share of equity loss of BRC DiamondCore Ltd. (Note 3)	-	(151,376)	(14,256)	(202,352)
Gain (loss) on dilution of interest in BRC DiamondCore Ltd. (Note 3)	-	(6,584)	11,363,090	1,109,977
Reduction in value of investment in BRC other than temporary (Note 3)	(8,141,380)	-	(8,141,380)	-

Net income (loss) for the period	$ (9,555,016)	$ (93,980)	$ 49,750	$ (1,149,334)

Fair value adjustment on investment available-for-sale on June 30, 2008	(3,426,127)	-	(8,141,380)	-
Reduction in value of investment in BRC other than temporary (Note 3)	8,141,380	-	8,141,380	-
Other comprehensive income (loss) for the period	4,715,253	-	-	-
Net loss and other comprehensive income (loss) for the period	$ (4,839,763)	$ (93,980)	$ 49,750	$ (1,149,334)
Deficit, beginning of the period	(44,234,565)	(50,578,880)	(53,839,331)	(49,523,526)
Net income (loss) for the period	(9,555,016)	(93,980)	49,750	(1,149,334)
Deficit, end of the period	$ (53,789,581)	$(50,672,860)	$(53,789,581)	$(50,672,860)

Profit (Loss) per share (Note 6(c))	$ 0.04	$ (0.00)	$ 0.00	$ (0.03)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statement

Banro Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

(unaudited)

	Share Capital - Number of Shares	Share Capital - Amount (Note 6)	Contributed Surplus	Accumulated Other Comprehensive Income (Loss)	Deficit
December 31, 2005	32,711,688	$ 77,725,794	$ 5,407,283	$ 23,449	$ (46,465,151)
Share of BRC contributed surplus	-	-	179,759	-	-
Issuance of stock options	-	-	3,228,511	-	-
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	-	-
Issued during the year	4,376,000	46,934,352	-	-	-
Translation of equity investment	-	-	-	(16,165)	-
Net loss for the year	-	-	-	-	(3,058,375)

December 31, 2006	38,600,637	$ 130,181,820	$ 6,873,851	$ 7,284	$ (49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)
Transfer to investment for BRC Diamond Core upon loss of significant influence (Note 3)	-	-	(333,270)	(503,570)	-
Issuance of stock options	-	-	975,615	-	-
Options exercised or forfeited	622,801	3,709,055	(805,209)	-	-
Fair value adjustment on investment available-for-sale on June 30, 2008	-	-	-	(8,141,380)	-
Reduction in value of investment other than temporary (Note 3)	-	-	-	8,141,380	-
Net income for the period	-	-	-	-	49,750

June 30, 2008	40,482,938	$ 140,302,546	$ 13,837,810	$ -	$ (53,789,581)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statement

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

(unaudited)

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Cash provided by (used in)

Operating activities
Net income (loss) for the period	$ (9,555,016)	$ (93,980)	$ 49,750	$ (1,149,334)
Adjustments to reconcile loss to net cash
Provided by operating activities
Share of equity loss	-	151,375	14,256	202,352
Dilution of interest in BRC	-	6,584	(11,363,090)	(1,109,977)
Reduction in value of BRC	8,141,380	-	8,141,380	-
Accrued interest	53,510	(25,044)	540,748	410,072
Unrealized foreign exchange loss (gain)	(260,399)	(2,915,880)	659,955	(3,113,806)
Value of options issued (Note 6(b))	395,005	1,166,602	755,781	2,272,005
Amortization	9,113	5,752	18,410	10,857
Changes in non-cash working capital balances
Accounts receivable and prepaid expenses	(205,844)	61,852	(249,199)	125,181
Accounts payable (Note 14)	59,604	90,806	139,272	(223,527)

	(1,362,647)	(1,551,933)	(1,292,737)	(2,576,177)
Investing activities
Capital assets	(81,927)	(37,718)	(370,257)	(93,175)
Deferred exploration expenditures (Note 5 and 14)	(11,421,860)	(6,267,735)	(19,438,339)	(12,444,718)
Short term investment	9,438,057	4,804,675	19,034,392	6,681,316
Investment and advances to Loncor	-	162,566	-	159,896
Investment and advances to BRC/NBI	11,024	(32,214)	11,024	(45,997)

	(2,054,706)	(1,370,426)	(763,180)	(5,742,678)
Financing activities
Common shares issued and exercise of stock options for cash	1,659,040	-	2,903,846	4,169,876

Effect of foreign exchange on cash held in foreign currency	(121,250)	2,915,882	(262,330)	3,113,809
Net increase (decrease) in cash during the period	(1,879,563)	(6,477)	585,599	(1,035,170)
Cash, beginning of the period	4,632,175	4,934,300	2,167,013	5,962,993

Cash, end of the period	$ 2,752,612	$ 4,927,823	$ 2,752,612	$ 4,927,823

The accompanying summary of significant accounting policies and notes are an integral part of these financial statement

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

Nature of Business

Banro Corporation’s (the “Company”) business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the “Congo”). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive income (loss).

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(b). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

Financial Instruments – recognition

and measurement

Held-for-trading financial instruments which include cash and cash equivalents are initially measured at fair value and changes in fair value are recognized in net income for the period.

Loans and receivables, held-to-maturity financial instruments and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Gains or losses resulting from revaluation and impairment write-downs are recognized in net income for the period. The Company’s short term investments are classified as held-to maturity. Accounts receivable are classified as loans and receivables while accounts payable are classified as other financial liabilities.

Available-for-sale financial assets, which include the Company’s investment in BRC DiamondCore Ltd., are recorded at fair value, with unrealized changes in fair value recorded in other comprehensive income except for losses in value that are considered other than temporary.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

Variable Interest Entities

Variable Interest Entities (“VIE’s”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE’s expected losses or expected residual returns. The Company currently does not have any VIE’s.

Future Accounting Standards

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") confirmed that Canadian Generally Accepted Accounting Principles ("Canadian GAAP") for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS") effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.  The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320, the Company will be discussing the status of key elements and timing of the changeover plan in the December 31, 2008 MD&A.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007.  Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.  The Company adopted this standard commencing in the 2008 fiscal year.  See Note 13 for additional details.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

Financial Instruments - Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments - Disclosure and Section 3863, Financial Instruments - Presentation, which are effective for fiscal years beginning on or after October 1, 2007.  Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks.  Also, Section 3862's purpose is to enhance the financial statement's users understanding of the significance of the financial instruments to the Company's financial position, performance and cash flows.  The Company adopted this standard in the 2008 fiscal year.  See Note 12 for additional details.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company’s activities in this country or may result in the impairment or loss of part or all of the Company’s interest in the properties.

2.	Short Term Investments

The Company has invested in US$ bankers' acceptances and discount notes with interest rates varying from 2.10% to 2.15%, maturities up to August 6, 2008 and a market value of $4,577,862 and Cdn$ discount notes and bankers acceptance with interest rates varying from 2.70% to 2.73%, maturities up to July 17, 2008 and a market value of $5,210,542 (Cdn$ 5,312,853).

3.	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 14.55% (December 31, 2007 – 27.43%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of approximately $5,874,835 (December 31, 2007 - $26,438,856). The principal business of BRC is the acquisition and exploration of diamond properties.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of BRC for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that BRC now has outstanding approximately 25.74 million shares and, immediately following the completion of the acquisition, former Diamond Core shareholders held approximately 47% of BRC’s outstanding shares.

As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55% and a dilution gain of $11,363,090 was recorded. The Company no longer exercises significant influence over the operations of BRC and therefore has reclassified this equity investment as available-for sale. As at June 30, 2008, the Company recognized an unrealized loss of $8,141,380 to other comprehensive income to adjust the Company’s investment in BRC to its fair market value of $5,874,835 as at June 30, 2008. The full unrealized loss was considered to be an other than temporary decline in the investment and transferred to net income (loss).  In addition, as at June 30, 2008, an amount of $7,286 was payable to BRC with respect to the Company’s share of common expenses in the Congo.

Prior to February 11, 2008, the assets and liabilities of BRC were translated in US $ at the period end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation were reported in the consolidated balance sheets under accumulated other comprehensive income (loss) as a separate component of shareholders’ equity.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

4.	Property, Plant and Equipment

June 30, 2008	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 200,120	$ 66,851	$ 133,269
Office equipment	526,177	366,652	159,525
Vehicles	951,011	631,130	319,881
Communication equipment	93,343	48,424	44,919
Field camps	543,059	343,654	199,405
Surveying equipment	106,781	68,957	37,824
Geochemistry	173,186	114,275	58,911
Field equipment	32,011	15,812	16,199
Leasehold improvement	152,470	130,713	21,757

	$ 2,778,158	$ 1,786,468	$ 991,690

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764

	$ 2,407,901	$ 1,491,021	$ 916,880

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

5.	Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Six month period ended June 30, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to June 30, 2008

Exploration costs	$ 21,361,049	$ 26,027,624	$ 94,262,659
Stock option compensation expense	219,835	3,446,115	6,652,161
Amortization of plant and equipment	277,037	481,495	1,531,503
Deconsolidation of Loncor	-	-	(332,127)

Net expenditures	21,857,921	29,955,234	102,114,196
Effect of exchange rate change	-	-	2,511

	21,857,921	29,955,234	102,116,707
Write-off	-	-	(16,191,442)

	$ 21,857,921	$ 29,955,234	$ 85,925,265

Mineral Rights

	Six month period ended June 30, 2008	Year ended December 31, 2007	Cumulative from inception in April 1994 to June 30, 2008
Mineral rights	$ -	$ -	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ -	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, June 30, 2008	$ 85,945,265

Total deferred exploration expenditures, December 31, 2007	$ 64,087,344

Included in total deferred exploration expenditures is a total cost of $784,905 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at June 30, 2008, the Company had 3,067,750 stock options outstanding to acquire common shares at a weighted-average price of Cdn$10.84 per share, expiring at various dates between October 2008 and August 2012.

The following table summarizes information about stock options during the period:

	Number of Options	Weighted average exercise price Cdn$

Outstanding at December 31, 2005	4,297,000	$ 3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81
Exercised	(622,801)	(4.70)
Outstanding at June 30, 2008	3,067,750	$ 10.84

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

6.	Share Capital - (continued)

(b)	Stock Options - (continued)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2008:

	Options outstanding and exercisable
Date of grant	Number outstanding at 06/30/08	Options exercisable at 06/30/08	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	200,000	200,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	28,000	28,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
07/19/05	3,750	3,750	5.25	07/19/10
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	596,000	13.52	10/24/11
12/18/06	960,000	960,000	15.00	12/18/11
3/29/07	35,000	26,250	15.00	3/29/12
8/24/07	300,000	-	12.00	8/24/12

	3,067,750	2,759,000

2007

During 2007, the Company recognized in the statement of operations as an expense $5,734,295 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $3,446,115 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

6.	Share Capital - (continued)

(b)	Stock Options - (continued)

2008

No stock options were granted during the six month period ended June 30, 2008. The Company recognized in the statement of operations as an expense $755,781 representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s stock option plan. The Company extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company. An additional expense of $36,329 with respect to this modification of the terms of a stock option award was calculated in accordance with CICA section 3870.55 and is included in the amount recognized in the statement of operations. In addition, an amount of $219,835 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options previously granted based on the following factors:

(i)     risk-free interest rate: 3.83% to 4.23% (2007 – 3.83% to 4.23%)

(ii)    expected volatility: 51.63% to 52.51% (2007 – 51.63% to 52.51%)

(iii)   expected life: 5 years (2007 – 5 years)

(iv)    expected dividends: $Nil (2007 - $Nil)

A summary of the status of the Company’s non-vested options as at June 30, 2008 and changes during the period is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2007	724,000	$ 6.09
Granted	-	-
Forfeited	-	-
Vested	(415,250)	(6.85)

Non-vested at June 30, 2008	308,750	$ 5.07

(c)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the period ended June 30, 2008, amounting to 40,220,120 (June 30, 2007 – 39,542,631) common shares.

Fully diluted loss per share has not been presented since the exercise of the options would be anti-dilutive.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

7.	Related Party Transactions

Directors fees of $55,000 (June 30, 2007 - $45,000) were paid to non-executive directors of the Company.

Legal fees of $188,490 (June 30, 2007 - $249,703), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At June 30, 2008, $65,167 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

8.	Lease Commitments

The Company’s future minimum lease commitments for office premises as at June 30, 2008 for the following three years are as follows:

2008	$ 62,751
2009	101,371
2010	66,118
$ 230,240

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	June 30, 2008	December 31, 2007

Democratic Republic of the Congo – deferred exploration costs	$ 85,945,265	$ 64,087,344
Democratic Republic of the Congo – capital assets	905,149	871,577
Canada – capital assets	86,541	45,303
	$ 86,936,955	$ 65,004,224

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

10.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
Amortization included in deferred exploration expenditures	$ 140,598	$ 120,476	$ 277,037	$ 239,836
Stock option compensation included in deferred exploration expenditures	$ 109,597	$ 909,500	$ 219,835	$ 1,863,826

11.	Commitments and Guarantees

During 2007 and 2008, the Company agreed to act as guarantor of a Cdn$6,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.  BRC has not repaid all outstanding amounts owed under the Facility.

12.	Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions is denominated in Canadian dollars and in Congolese francs. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of operations and other comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

12.	Financial instruments and risk management (continued)

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2008. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against foreign currencies as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the same foreign currencies would have had the equal but opposite effect as at June 30, 2008.

	Canadian dollars	Congolese francs	South African rand	Australian dollars	British pounds
Cash	1,460,918	59,265	174,446	-	20
Short-term investments	5,300,411	-	-	-	-
Accounts receivable and prepaid expenses	12,841	-	72,916	-	-
Accounts payable	(260,388)	-	(348,776)	(8,794)	-
Total foreign currency net working capital	6,513,781	59,265	(101,414)	(8,794)	20
US$ exchange rate	0.9807	0.00185	0.12815	0.9562	1.9904
Total foreign currency net working capital in USD	$6,388,065	$110	$(12,996)	$(8,409)	$40
Impact of a 10% strengthening of the USD on net loss	$638,807	$11	$(1,300)	$(841)	$4
Impact of a 10% strengthening of the USD on other comprehensive income	$ -	$ -	$ -	$ -	$ -

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short-term investments. Cash as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

As discussed in note 11, the guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the Lender.

Banro Corporation

Notes to Consolidated Financial Statements

(Expressed in U.S. dollars)

(unaudited)

June 30, 2008

12.	Financial instruments and risk management (continued)

Mineral property risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets.

13.	Capital Management

The Company manages its cash and cash equivalents, common shares and stock options as capital. The Company’s policy is to maintain sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business. The Company has deliberately minimized the dilution of shareholder value to date by carefully controlling the issuance of shares and by attracting shareholders who understand the long term value of the business being developed. The Company intends to maintain this approach through the development stage of the Company.

14.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

EXHIBIT 2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SECOND QUARTER OF 2008

1

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - SECOND QUARTER 2008

The following management’s discussion and analysis (“MD&A”), which is dated as of August 14, 2008, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the three and six month periods ended June 30, 2008, as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited consolidated financial statements of the Company as at and for the three and six month periods ended June 30, 2008, together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2007. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, mineral reserves, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources or mineral reserves (the mineral resource and mineral reserve figures referred to in this MD&A are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company’s expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the “DRC”), changes to regulations affecting the Company’s activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits (the “Banro Congo PRs”) covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During the second quarter of 2008 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping.

2

In June 2008, the Company undertook airborne magnetic and radiometric surveys over the 12 Banro Congo PRs located between Twangiza and Kamituga. A total of 6,007 line kilometres were flown by the end of the second quarter, representing 25% of the total area covered by the said Banro Congo PRs. A LIDAR topographic survey also commenced in June 2008 over the same area, with 7.5% of the survey completed by the end of the second quarter. The results of these surveys will be used for target generation and ground follow-up.

In a press release dated July 7, 2008, the Company announced the results of the pre-feasibility study of the Company’s Twangiza project. The pre-feasibility study was prepared by a number of independent consulting companies, including SRK Consulting, Cardiff (mineral reserve/resource), SRK Consulting, Johannesburg (mining, environmental and social), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power), AMEC, UK (tailings dam) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the pre-feasibility economic valuation and report compilation. Full details with respect to the Twangiza pre-feasibility study will be filed on SEDAR in the form of National Instrument 43-101 technical report.

The Company’s July 7, 2008 press release also included new mineral resource estimates for the Twangiza project prepared by SRK Consulting (UK) Ltd., an independent consulting firm. The mineral resources for Twangiza estimated by SRK Consulting (UK) Ltd. are set out in the table below:

Mineral Resource Category	Tonnes (Million)	Au (g/t)	Ounces (Million)
Measured	16.7	2.59	1.39
Indicated	42.5	1.72	2.35
Measured & Indicated	59.2	1.96	3.74
Inferred	10.0	1.80	0.60
(using a 0.5 g/t Au cut-off)

Based on the above mineral resource estimates, SRK Consulting estimated the following proven and probable mineral reserves for the Twangiza pre-feasibility study:

Mineral Resource Category	Tonnes (Million)	Au (g/t)	Ounces (Million)
Proven	15.29	2.60	1.276
Probable	33.60	1.88	2.034
Proven & Probable	48.89	2.11	3.310

Also in July 2008, the Company announced further results from its ongoing in-fill drilling program at Twangiza. Assay results were received for an additional 30 core holes drilled at the Twangiza North and Twangiza Main deposits since the last drilling update in May 2008. These 30 core holes, which were drilled as part of the Company’s bankable feasibility study, were not included in the above mineral resource estimates used for the Twangiza pre-feasibility study. Management of the Company believes that these drilling results should contribute to an increase in measured and indicated resources at Twangiza, as well as to an increase in the proven and probable reserves to be incorporated in the bankable feasibility study for Twangiza.

In a June 6, 2008 press release, the Company announced the results of the first phase of exploration on the Mufwa prospect, located in the Twangiza project. This work included geological mapping, soil and rock chip sampling and channel sampling in adits developed by artisanal miners.

Additional information with respect to the Twangiza project is contained in the technical report dated September 13, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of the Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

3

In a press release dated April 29, 2008, the Company announced further results from the Company’s pre-feasibility, core drilling program at its Namoya project. Assay results for an additional 33 core holes were reported. This drilling is part of the pre-feasibility study being undertaken at Namoya with the objective of upgrading inferred mineral resources into the measured and indicated categories, so that open pit ore reserves can be determined as part of the pre-feasibility study. This study is being undertaken by SENET, as well as a number of other independent consultants.

In a press release dated July 16, 2008, the Company reported on the Namoya pre-feasibility study. The Company reported that, based on recent positive, metallurgical testwork results undertaken on Mwendamboko, the main Namoya deposit, the Company has decided to undertake similar testwork on the other deposits of Namoya Summit, Kakula and Muviringu to determine their suitability for heap leaching. The Company has decided to pursue a study of the heap leach option at Namoya since the Company believes that it could have a number of advantages over the CIL option (which advantages are outlined in the said press release). The Company expects to announce the results of the pre-feasibility study for Namoya in November 2008 and to then progress toward completion of a bankable feasibility study.

Additional information with respect to the Namoya project is contained in the technical report dated August 17, 2007 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo”. A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Exploration activities at Lugushwa during the second quarter of 2008 consisted mainly of diamond drilling. As at June 30, 2008, thirteen core holes totalling 2,292 metres of drilling had been completed for 2008. In total, the Company has completed 78 core holes totalling 13,106 metres of drilling at Lugushwa since the commencement of drilling in 2006. It is expected to carry out an additional 7,708 metres of core drilling at Lugushwa during 2008 in order to complete a preliminary economic assessment (i.e. a “scoping study”), which is now planned to be completed by the end of the fourth quarter of 2008, depending on drilling progress.

Qualified Persons

Daniel K. Bansah, the Company’s Vice President, Exploration and a “qualified person” as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Martin Pittuck, an employee of SRK Consulting, was the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of the Twangiza mineral resource estimates referred to in this MD&A. Wally Waldeck, an employee of SRK Consulting, was the “qualified person” (as such term is defined in National Instrument 43-101) for the purpose of the Twangiza mineral reserve estimates referred to in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the “SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as “measured”, “indicated”, and “inferred” “resources”, that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

4

Results of Operations

For the six month period ended June 30, 2008, the Company reported net income of $49,750 or $0.00 per share, compared to a net loss of $1,149,334, or $0.03 per share, reported for the six month period ended June 30, 2007. For the three month period ended June 30, 2008, the Company’s net loss was $9,555,016, or $0.24 per share, compared to a net loss of $93,980, or $0.00 per share, recorded during the three month period ended June 30, 2007. The Company’s short term investments generated interest income of $113,537 and $368,209, respectively, during the three and six month periods ended June 30, 2008. The Company's results for the six month period ended June 30, 2008 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC DiamondCore Ltd. (formerly named BRC Diamond Corporation) ("BRC") of $11,363,090 as well as by the subsequent write down of this investment by $8,141,380 due to a decline in value which was considered to be other than temporary.  During the three and six month periods ended June 30, 2008, significant changes in operating expenses occurred in the expense categories described below as compared to the corresponding periods of 2007:

Professional fees

Professional fees, which were mainly legal, audit and accounting fees, increased to $216,415 and $349,257 during, respectively, the three and six month periods ended June 30, 2008 from $117,192 and $323,502 for the respective corresponding periods in 2007. Legal fees were incurred in connection with the Company’s general corporate activities (including compliance with securities regulatory requirements). The increase in professional services fees was more significant during the second quarter of 2008 compared to the second quarter of 2007 due to higher auditing fees associated with internal controls required for financial reporting.

Office and sundry

Office and sundry expenses, which did not significantly vary during the three and six month periods ended June 30, 2008 compared to the respective three and six month periods ended June 30, 2007, included items such as rent, filing fees, insurance and communication costs. Office and sundry expenses slightly decreased to $233,270 and $493,698 for the respective three and six month periods ended June 30, 2008, from $239,933 and $494,243 for the respective three and six month periods ended June 30. 2007. During the first quarter of 2008, the Company closed its regional office in London, United Kingdom and opened another regional office in Johannesburg, South Africa.

Salaries

Salary expenses increased to $426,279 and $885,802 for the respective three and six month periods ended June 30, 2008, from $349,586 and $658,099 for the respective three and six month periods ended June 30. 2007, due to the combination of the addition of new staff at the regional office in Johannesburg, South Africa and the departure of staff in connection with the closing of the regional office in London, United Kingdom.

Employee stock-based compensation

The fair value of employee stock-based compensation decreased to $395,005 and $755,781 for the respective three and six month periods ended June 30, 2008, from $1,166,602 and $2,918,841 for the respective three and six month periods ended June 30, 2007. Stock-based compensation expense recorded during the first and second quarter of 2008 was mainly in relation to stock options granted during 2007. No stock options were granted during the six month period ended June 30, 2008. The Company extended by one year to January 21, 2010, the expiry date of 200,000 stock options previously granted to a director of the Company. An additional expense of $36,329 with respect to this modification of the terms of a stock option award was calculated in accordance with CICA section 3870.55 and is included in the amount recognized in the statement of operations.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion increased to $199,268 and $346,582 for the respective three and six month periods ended June 30, 2008, from $139,852 and $271,259 for the respective three and six month periods ended June 30, 2007, due to increased promotional and investor relations activities in an effort to increase awareness of the Company and its projects in the investment community.

5

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $121,543 during the second quarter of 2008, compared to a foreign exchange gain of $1,716,754 recorded during the second quarter of 2007. For the six month period ended June 30, 2008, foreign exchange loss amounted to $259,572 compared to a foreign exchange gain of $1,914,681 recorded during the corresponding period in 2007. Variations in the foreign exchange amounts for the three and six month periods ended June 30, 2008 compared to the corresponding periods in 2007 were due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial paper and discount notes. During the three and six month periods ended June 30, 2008, these short term investments generated interest revenue of $113,537 and $368,209, respectively, compared to $536,818 and $1,102,328 generated during the corresponding periods in 2007. The decrease in interest revenue is due in part to lower average yield, as well as to a decreased average balance of short term investments outstanding during the period as a result of redemptions of short term investments to finance the Company’s general corporate activities and exploration expenditures during the six month period ended June 30, 2008.

Exploration expenditures

During the six month period ended June 30, 2008, the Company incurred exploration expenditures of $21,857,921 capitalized as deferred exploration expenditures in the Company’s consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

Twangiza project	$ 10,731,194
Namoya project	7,287,609
Lugushwa project	3,491,231
Kamituga project	186,445
Banro Congo Mining SARL	161,442

Total	$ 21,857,921

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the second quarter of 2008. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

	2008	2008	2007	2007
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter
(revised)
Net income (loss)	$ (9,555,016)	$ 9,604,766	$ (2,440,694)	$ (725,777)
Net income (loss) per share	$ 0.24	$ 0.24	$ (0.06)	$ (0.02)

	2007	2007	2006	2006
	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter

Net loss	$ (93,980)	$ (1,055,354)	$ (2,449,007)	$ (278,842)
Net loss per share	$ (0.00)	$ (0.03)	$ (0.06)	$ (0.01)

During the second quarter of 2008, the Company recorded a net loss of $9,555,016 compared to net income of $9,604,766 reported for the first quarter of 2008. The Company's results in the second quarter of

6

2008 were significantly impacted by the write down of its investment in BRC by $8,141,380 due to a decline in value which was considered to be other than temporary.  In addition, during the second quarter of 2008, the Company recorded foreign exchange gain of $121,543 compared to foreign exchange loss of $381,115 recorded during the first quarter of 2008. The income recorded in the first quarter of 2008 was mainly the result of the recognition by the Company of a gain on dilution of equity interest in of BRC of $11,363,090, as a result of the reduction of the Company's equity interest in BRC from 27.43% to 14.55%.  In addition, the Company's first quarter of 2008 results were also impacted by a significant decrease in salary and stock-based compensation expenses compared to the fourth quarter of 2007. The net loss recorded in the fourth quarter of 2007 was most significantly impacted by the recording of stock-based compensation expense of $1,585,328. In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees. During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second quarter of 2007, mostly due to employee stock option compensation of $1,230,127. The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company’s share of equity loss ($307,087) of BRC. During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239. The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by a foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006. In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees.

Liquidity and Capital Resources

As at June 30, 2008, the Company had cash and short term investments of $12,542,438 compared to cash and short term investments of $31,929,604 as at December 31, 2007. In February, March and April 2008, the Company received an additional Cdn$2,928,455 from the exercise of 622,801 stock options under the Company’s stock option plan.

During the six month period ended June 30, 2008, the Company spent $19,438,339 in exploration expenditures and $370,257 on capital assets to carry on its DRC projects (compared to $12,444,718 in exploration expenditures and $93,175 on capital assets spent during the six month period ended June 30, 2007). During the six month period ended June 30, 2008, the Company’s exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping.

In July 2008, SENET and a number of other independent consulting companies completed a pre-feasibility study of the Company’s Twangiza project. Estimated capital costs for the Twangiza project are disclosed in the Company’s July 7, 2008 press release. SENET is also undertaking a pre-feasibility study of the Company’s Namoya project which is expected to be completed in November 2008. So far, the Company has made no capital commitments for the development of its Twangiza or Namoya projects.

The Company will need to raise additional funds to complete the exploration programs proposed for 2008 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

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Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years
Operating leases	$ 230,240	$ 62,751	$ 167,489	$ -	$ -

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option-pricing model to determine the fair value of stock options granted. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted were estimated, using the Black-Scholes option-pricing model, based on the following factors:

•	risk-free interest rate: 3.83% to 4.23% (2007 – 3.83% to 4.23%);
•	expected volatility: 51.63% to 52.51% (2007 – 51.63% to 52.51%);
•	expected life: 5 years (2007 – 5 years); and
•	expected dividends: $Nil (2007 - $Nil).

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board ("AcSB") of the Canadian Institute of Chartered Accountants ("CICA") confirmed that Canadian Generally Accepted Accounting Principles ("Canadian GAAP") for publicly accountable enterprises will be converged with International Financial Reporting Standards ("IFRS") effective in the calendar year 2011.  The conversion to IFRS will be required, for the Company for interim and annual financial statements beginning on January 1, 2011.  IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures.  In the period leading up to the conversion, the AcSB will continue to issue accounting standards, that are converged with IFRS such as IAS 2 "Inventories" and IAS 38 "Intangible Assets", thus mitigating the impact of adopting IFRS at the mandatory transition date.  The Company will monitor changes arising from this convergence and as required by CSA Staff Notice 52-320, the Company will be discussing the status of key elements and timing of the changeover plan in the December 31, 2008 MD&A.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible asset, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company does not anticipate the adoption of this standard to have a significant impact on its consolidated financial statements.

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Accounting Changes

Capital Disclosures

In February 2007, the CICA issued accounting standard Section 1535, Capital Disclosures which is effective for fiscal years beginning on or after October 1, 2007.  Section 1535 requires disclosure of information that enables users of its financial statements to evaluate the entity's objectives, policies and processes for managing capital.  The Company adopted this standard commencing in the 2008 fiscal year.  See Note 13 in the financial statements for additional details.

Financial Instruments - Disclosure and Presentation

In February 2007, the CICA issued accounting standards Section 3862, Financial Instruments - Disclosure and Section 3863, Financial Instruments - Presentation, which are effective for fiscal years beginning on or after October 1, 2007.  Section 3862 requires financial statement disclosure to enable users to evaluate the significance of financial instruments for the Company's financial position and performance and the nature and extent of risks arising from financial instruments that the Company is exposed to during the reporting period and at the balance sheet date and how the Company is managing those risks.  Section 3863's purpose is to enhance the financial statement's users understanding of the significance of the financial instruments to the Company's financial position, performance and cash flows.  The Company adopted this standard in the 2008 fiscal year.  See Note 12 in the financial statements for additional details.

Financial Instruments

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short term investments, and accounts payable approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses related to the Company's available-for-sale investments are reflected as a separate component of other comprehensive income (loss). The Company does not use derivatives instruments to reduce its exposure to foreign currency risk. An analysis of the impact of foreign currency risk on the Company’s net working capital as well as a 10% sensitivity analysis are disclosed in note 12 of the Company’s interim consolidated financial statements as at June 30, 2008.

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and short term investments. Cash as well as short term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company ensures that there is sufficient cash to meet its liabilities when they are due. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

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The guarantee provided for BRC will have an impact on the Company’s liquidity risk if BRC is unable to meet its obligations with the lender (see note 11 of the Company’s interim consolidated financial statements as at June 30, 2008).

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at August 14, 2008, the Company had outstanding 40,482,938 common shares and stock options to purchase an aggregate of 3,067,750 common shares.

Related Party Transactions

Directors fees of $55,000 (June 30, 2007 - $45,000) were paid to non-executive directors of the Company. Legal fees of $188,490 (June 30, 2007 - $249,703), incurred in connection with general corporate matters, were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At June 30, 2008, $65,167 (December 31, 2007 - $9,551) owing to this legal firm was included in accounts payable.

During 2007 and 2008, having regard to the Company’s investment in BRC as set out in the Company’s June 30, 2008 interim consolidated financial statements, the Company agreed to act as guarantor of a Cdn$6,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.  As at August 14, 2008, BRC has not repaid all outstanding amounts owed under the facility.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company’s assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company’s properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company’s properties are in the exploration stage only. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company’s exploration programs will result in a profitable commercial mining operation.

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The Company’s mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company’s exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company’s control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company’s properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During the six month periods ended June 30, 2008 and June 30, 2007, the Company recorded a foreign exchange loss of $259,572 and a foreign exchange gain of $1,914,681, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company’s annual information form dated March 28, 2008 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and from EDGAR at www.sec.gov).

Internal Control over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company’s Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. During the quarter ended June 30, 2008, the Company retained the services of an independent professional accounting firm specializing in internal control and risk advisory, to enhance the Company’s existing internal documentation and work towards addressing any identified material weaknesses. The Company is focusing on the enhancement of segregation of duties based on its limited resources and continues to assess cost versus benefit of additional resources that would provide sufficient controls necessary to identify and prevent material misstatements in the Company’s financial statements.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

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EXHIBIT 3

Form 52-109F2 - Certification of Interim Filings

I, Michael J. Prinsloo, the Chief Executive Officer and President of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2008.

(signed) *"Michael J. Prinsloo"*
Name: Michael J. Prinsloo
Title: Chief Executive Officer and President

EXHIBIT 4

Form 52-109F2 - Certification of Interim Filings

I, Donat K. Madilo, the Chief Financial Officer of Banro Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Banro Corporation, (the issuer) for the interim period ending June 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 14, 2008.

(signed) *"Donat K. Madilo"*
Name: Donat K. Madilo
Title: Chief Financial Officer